[COLEMAN CABLE, INC. LOGO]


                                  July 27, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            RE:   COLEMAN CABLE, INC.
                  REGISTRATION STATEMENT ON FORM S-4, FILED ON APRIL 26, 2005 SEC FILE NO. 333-124334

Ladies and Gentlemen:

         On behalf of Coleman Cable, Inc. ("CCI"), we hereby submit for filing Pre-Effective Amendment No. 2 (the "Amendment") to the above-referenced Registration Statement. In addition, we are providing the following responses to the Comment Letter, dated July 1, 2005, from the Staff of the Securities and Exchange Commission regarding the Registration Statement. For ease of review, we have repeated each comment in its entirety in the original numbered sequence. Our response follows each comment.

SUMMARY CONSOLIDATED FINANCIAL DATA, PAGE 7

         1. PLEASE REVISE FOOTNOTE 7 TO STATE THE AMOUNT BY WHICH PRO FORMA FISCAL YEAR 2004 EARNINGS WERE NOT SUFFICIENT TO COVER FIXED CHARGES. ALSO, PLEASE REMOVE THE RATIOS BELOW 1.0. REFER TO INSTRUCTION 2 TO ITEM 503(d) OF REGULATION S-K FOR GUIDANCE.

CCI Response

         We have revised footnote 8, which relates to the pro forma ratio of earnings to fixed charges, to state the amount by which pro forma fiscal year 2004 earnings were not sufficient to cover fixed charges. We have also removed from the table the ratios below 1.0.


         2. WE NOTE YOUR RESPONSE TO COMMENT 9 IN OUR LETTER DATED MAY 23, 2005 AND YOUR REVISED DISCLOSURES. YOU DISCLOSE THAT EBITDA IS USEFUL TO INVESTORS BECAUSE IT "ELIMINATES THE EFFECTS OF FINANCING AND INCOME TAXES, AS WELL AS THE ACCOUNTING EFFECTS OF CAPITAL SPENDING." THIS STATEMENT DOES NOT ADEQUATELY



COLEMAN CABLE, INC.   1530 Shields Drive           Tel 847-672-2300          Fax 847-689-1192
                      Waukegan, Illinois 60085     Toll-Free 800-323-9355    Web www.colemancable.com

                  EXPLAIN TO AN INVESTOR WHY EBITDA IS A USEFUL MEASURE. PLEASE REVISE YOUR DISCLOSURE, AS APPROPRIATE. IN ADDITION, PLEASE ALSO REVISE YOUR DISCLOSURE TO STATE THE ECONOMIC SUBSTANCE BEHIND YOUR DECISION TO USE EBITDA AS A PERFORMANCE MEASURE, AS REQUIRED BY QUESTION 8 OF THE SEC "FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES."

CCI Response

         We have revised footnote 5 to more fully explain to an investor why EBITDA is a useful measure. We have also revised our disclosure to better explain the economic substance behind our decision to use EBITDA as a performance measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 32

CONSOLIDATED RESULTS OF OPERATIONS, PAGE 34

         3. PLEASE REVISE YOUR DISCUSSION OF YOUR GROSS PROFIT MARGIN FOR THE INTERIM PERIODS ENDED MARCH 31, 2005 AND 2004 TO QUANTIFY THE IMPACT OF THE INEFFICIENCIES RELATED TO THE MANUFACTURING CONSOLIDATION, AS WELL AS TO PROVIDE ADDITIONAL INSIGHT AS TO WHETHER THE INEFFICIENCIES ARE EXPECTED TO CONTINUE IN THE FUTURE OR HAVE BEEN CORRECTED AND ARE NOT EXPECTED TO IMPACT FUTURE PERIODS.

CCI Response

         We have revised our discussion of our gross profit margin for the interim periods ended March 31, 2005 and 2004 to quantify the impact of the inefficiencies related to the manufacturing consolidation, as well as to provide additional insight as to whether the inefficiencies are expected to continue in the future or have been corrected and are not expected to impact future periods.


         4. PLEASE REVISE YOUR DISCUSSION OF INCOME TAX EXPENSE TO PROVIDE A REASONABLY DETAILED EXPLANATION AS TO WHY YOUR EFFECTIVE TAX RATE SIGNIFICANTLY INCREASED FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2005 TO 90% WHEN COMPARED TO THE 19% EFFECTIVE TAX RATE FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004.

CCI Response

         We have revised our discussion of income tax expense to describe why our effective tax rate significantly increased for the three-month period ended March 31, 2005 to 90% when compared to the 19% effective tax rate for the three-month period ended March 31, 2004.



COLEMAN CABLE, INC.   1530 Shields Drive           Tel 847-672-2300          Fax 847-689-1192
                      Waukegan, Illinois 60085     Toll-Free 800-323-9355    Web www.colemancable.com

LIQUIDITY AND CAPITAL RESOURCES, PAGE 40

         5. WE NOTE YOUR RESPONSE TO COMMENT 24 IN OUR LETTER DATED MAY 23, 2005 AND YOUR REVISED DISCLOSURES TO INCLUDE INFORMATION REGARDING THE MATERIAL DEBT COVENANTS CONTAINED IN YOUR CREDIT FACILITY AND INDENTURE TO THE NOTES. HOWEVER, IT DOES NOT APPEAR THAT YOU HAVE REVISED YOUR DISCLOSURE TO PROVIDE A COMPREHENSIVE DISCUSSION AND ANALYSIS OF YOUR SOURCES AND USES OF CASH, SUCH AS YOUR HISTORICAL AND CURRENT FINANCING ARRANGEMENTS, OR ANY FINANCIAL COVENANTS AS NOTED ON PAGES 59-60. AS SUCH, PLEASE REVISE YOUR DISCUSSION TO INCLUDE THE
                  FOLLOWING:

                  - A DISCUSSION THAT CLEARLY ARTICULATES WHY YOU BELIEVE CASH FLOW FROM OPERATIONS AND BORROWINGS UNDER YOUR SENIOR SECURED CREDIT FACILITY WILL BE SUFFICIENT TO FUND YOUR OPERATIONS, DEBT SERVICE AND CAPITAL EXPENDITURES FOR THE FORESEEABLE FUTURE;

                  - A DETAILED DESCRIPTION OF YOUR DEBT INSTRUMENTS AND THE AMOUNT AVAILABLE UNDER EACH INSTRUMENT WITHOUT VIOLATING ANY DEBT COVENANTS FOR THE MOST RECENT PERIOD PRESENTED;

                  - A DESCRIPTION OF YOUR FINANCIAL COVENANTS, INCLUDING ACTUAL RESULTS; AND

                  - A STATEMENT THAT YOU WERE IN COMPLIANCE WITH ALL OF YOUR DEBT COVENANTS AS OF MARCH 31, 2005, IF TRUE.

                  PLEASE REFER TO SECTION IV.B. AND IV.C. OF THE SEC INTERPRETIVE RELEASE NO. 33-8350 DATED DECEMBER 19, 2003, ITEM 303.A.1. OF REGULATION S-K, AND SECTION 501.03 OF THE FINANCIAL REPORTING CODIFICATION FOR ADDITIONAL GUIDANCE.

CCI Response

         We have expanded the disclosure in the Liquidity section of Management's Discussion and Analysis of Financial Condition and Results of Operations to include:

    o    a more comprehensive discussion of our sources and uses of cash;

    o a discussion that articulates the basis for our management's belief that cash flow from operations and borrowings under our senior secured credit facility will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future;

    o a detailed description of our debt instruments and the amount available under each instrument without violating any debt covenants at March 31, 2005;

    o a description of the financial covenants under our senior secured credit facility and senior notes, including actual results at March 31, 2005; and

    o a statement that we were in compliance with all of our debt covenants as of March 31, 2005.


COLEMAN CABLE, INC.   1530 Shields Drive           Tel 847-672-2300          Fax 847-689-1192
                      Waukegan, Illinois 60085     Toll-Free 800-323-9355    Web www.colemancable.com

CRITICAL ACCOUNTING POLICIES, PAGE 43

         6. WE NOTE YOUR RESPONSE TO COMMENT 26 IN OUR LETTER DATED MAY 23, 2005 AND YOUR REVISED DISCLOSURES. WE NOTE THAT YOU HAVE NOT REVISED YOUR DISCLOSURES RELATED TO YOUR INVENTORIES AND PLANT AND EQUIPMENT CRITICAL ACCOUNTING ESTIMATES. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE THE FOLLOWING INFORMATION, OR TELL US HOW YOU DETERMINED YOUR CURRENT DISCLOSURE FULLY COMPLIES WITH ITEM 303 OF REGULATION S-K:

                  -        INVENTORIES:

                           - YOUR METHOD FOR EVALUATING INVENTORY FOR OBSOLESCENCE, DAMAGE AND/OR EXCESS;

                           -    THE SIGNIFICANT ASSUMPTIONS MADE BY MANAGEMENT;
                                AND

                           - THE SENSITIVITY OF THE ASSUMPTIONS USED TO ESTIMATE OBSOLESCENCE, DAMAGE AND/OR EXCESS.

                  - PLANT AND EQUIPMENT: A SENSITIVITY ANALYSIS REGARDING YOUR ESTIMATED USEFUL LIVES BY MAJOR ASSET CATEGORY.

                  -        GOODWILL:

                           - STATE THE VALUATION METHOD USED TO DETERMINE IF GOODWILL IS IMPAIRED;

                           - A DISCUSSION OF THE ASSUMPTIONS USED TO ESTIMATE FUTURE CASH FLOWS; AND

                           - THE TYPES OF EVENTS THAT COULD RESULT IN AN IMPAIRMENT TO YOUR GOODWILL BALANCE.

                  REFER TO SEC INTERPRETIVE RELEASE NO. 33-8350, SEC OTHER RELEASE NO. 33-8040 AND SEC PROPOSED RELEASE NO. 33-8098 FOR ADDITIONAL GUIDANCE.

CCI Response

Inventories:

         Our charges to cost of good sold and our inventory reserves for excess and obsolete stock have been consistent over the last three years and within our expected ranges. The reserve at March 31, 2005 is $2,542.

Plant and Equipment:

         Adjustments to the carrying value of plant and equipment in the last three years were due solely to restructuring actions, including the closure of a manufacturing facility. No further restructuring actions are planned at this time.



COLEMAN CABLE, INC.   1530 Shields Drive           Tel 847-672-2300          Fax 847-689-1192
                      Waukegan, Illinois 60085     Toll-Free 800-323-9355    Web www.colemancable.com

Goodwill:

         As requested, we have added additional disclosure to the discussion of our Critical Accounting Policies in Management's Discussion and Analysis of Financial Condition and Results of Operation regarding goodwill.


SECURITY OWNERSHIP, PAGE 53

         7. WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT 30 IN OUR LETTER DATED MAY 23, 2005. PLEASE INCLUDE THE INFORMATION PROVIDED IN THAT RESPONSE IN A FOOTNOTE TO THE TABLE.

CCI Response

         We have included the requested disclosure in a footnote to the table.


COLEMAN CABLE, INC. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004

5.       GOODWILL AND INTELLECTUAL PROPERTY

         8. WE NOTE YOUR RESPONSE TO COMMENT 36 IN OUR LETTER DATED MAY 23, 2005. HOWEVER, IT REMAINS UNCLEAR WHY YOU ARE NOT REQUIRED TO ALLOCATE GOODWILL TO YOUR OPERATING SEGMENTS IN ACCORDANCE WITH SFAS 142. PARAGRAPH 30 OF SFAS 142 STATES, "A REPORTING UNIT IS AN OPERATING SEGMENT OR ONE LEVEL BELOW AN OPERATING SEGMENT (REFERRED TO AS A COMPONENT). A COMPONENT OF AN OPERATING SEGMENT IS A REPORTING UNIT IF THE COMPONENT CONSTITUTES A BUSINESS FOR WHICH DISCRETE FINANCIAL INFORMATION IS AVAILABLE AND SEGMENT MANAGEMENT REGULARLY REVIEWS THE OPERATING RESULTS OF THAT COMPONENT." PARAGRAPH 54 OF SFAS 142 REQUIRES ALL GOODWILL RECOGNIZED IN AN ENTITY'S BALANCE SHEET AT THE DATE SFAS 142 IS INITIALLY APPLIED TO BE ASSIGNED TO ONE OR MORE REPORTING UNITS. AS SUCH, IT APPEARS THAT GOODWILL MUST BE ALLOCATED TO YOUR OPERATING SEGMENTS. PLEASE REFER TO PARAGRAPHS 34 AND 35 OF SFAS 142 FOR GUIDANCE ON ALLOCATING GOODWILL TO YOUR OPERATING SEGMENTS AND PERFORM THE APPROPRIATE IMPAIRMENT TESTS.

CCI Response

         We have allocated the goodwill to our eleven operating segments and have performed our impairment testing at that level. Accordingly, we have revised Note 5.




COLEMAN CABLE, INC.   1530 Shields Drive           Tel 847-672-2300          Fax 847-689-1192
                      Waukegan, Illinois 60085     Toll-Free 800-323-9355    Web www.colemancable.com

8.       BUSINESS SEGMENT INFORMATION, PAGE F-33

         9. WE NOTE YOUR RESPONSE TO COMMENTS 38 AND 39 IN OUR LETTER DATED MAY 23, 2005. IT REMAINS UNCLEAR TO US WHY YOU ARE NOT DISCLOSING FIXED ASSET DEPRECIATION AND AMORTIZATION EXPENSE BY REPORTABLE SEGMENT, SINCE:

                  - IT IS NOT LISTED AS AN UNALLOCABLE COST THAT IS INCLUDED WITHIN CORPORATE, BUT RATHER IS ALLOCATED TO YOUR OPERATING SEGMENTS USING PRODUCT COSTING;

                  - IT IS INCLUDED IN THE DETERMINATION OF SEGMENT OPERATING INCOME, WHICH IS DISCLOSED BY REPORTABLE SEGMENT; AND

                  - PARAGRAPH 90 OF SFAS 131 STATES, "AN ENTERPRISE MAY ALLOCATE EXPENSE TO A SEGMENT WITHOUT ALLOCATING THE RELATED ASSET; HOWEVER, DISCLOSURE OF THAT FACT IS REQUIRED."

                  PLEASE REVISE YOUR DISCLOSURES ACCORDINGLY.


COLEMAN CABLE, INC.   1530 Shields Drive           Tel 847-672-2300          Fax 847-689-1192
                      Waukegan, Illinois 60085     Toll-Free 800-323-9355    Web www.colemancable.com

CCI Response

         We do not allocate depreciation and amortization expense to our segments. Depreciation and amortization expense is included in our manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through a manufacturing work center. We currently have in excess of 100 active work centers across all our manufacturing plants. An example for one such product follows:

             Product Number:  21501-06-08 - 16/6 SEOW 600V 1000' CABLE
             Operating       Work              Overhead Cost       Feet per Hr     Overhead
             Sequence       Center                 per Hour                        Cost per
                                                                                   1,000 FT
                10            807                   $   54             43K          $    9
                20            807                   $   54             20K          $    9
                30            833                   $   48              9K          $    8
                40            806                   $   54              7K          $    9
                50            251                   $   49             12K          $    8

                                                                                    $   44

         Each of the work center overhead costs per hour consists of indirect labor, repair and maintenance labor, quality control labor, plant personnel labor and bonus, overhead benefit expenses, overhead variable expenses, and overhead fixed expenses, which include depreciation.

         This product runs through each of the above sequences accumulating an overhead cost depending on time to run and number of process required for completion. Depreciation is one of the components for this accumulated cost.

         Once this product is complete, it is received into inventory and once sold, its cost flows through the cost of goods sold portion of the selling segment. This cost of goods sold number contains the deprecation cost contained in the overhead cost and is reflected in the selling segments' operating profit.

         The disclosure has been updated to reflect our allocation of expense, but not the related assets.

                                   * * * * * *



COLEMAN CABLE, INC.   1530 Shields Drive           Tel 847-672-2300          Fax 847-689-1192
                      Waukegan, Illinois 60085     Toll-Free 800-323-9355    Web www.colemancable.com

         If you have any questions or comments regarding this letter or the Registration Statement, please contact George C. McKann (312-569-1127) or Troy
M. Calkins (312-569-1150) of Gardner Carton & Douglas LLP, our counsel.

                                  Very truly yours,

                                  COLEMAN CABLE, INC.

                                  By:  /s/  Richard N. Burger
                                     ----------------------------------------
                                     Richard N. Burger
                                     Executive Vice President, Chief Financial
                                     Officer, Secretary and Treasurer


cc:      Ms. Pamela A. Long [Securities and Exchange Commission]
         Ms. Brigitte Lippmann [Securities and Exchange Commission] Ms. Tracey Houser [Securities and Exchange Commission]
         Mr. George C. McKann [Gardner Carton & Douglas LLP]



COLEMAN CABLE, INC.   1586 South Lakeside Drive    Tel 847-672-2300          Fax 847-689-1192
                      Waukegan, Illinois 60085     Toll-Free 800-323-9355    Web www.colemancable.com